                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20645



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                            BROWN-FORMAN CORPORATION
                                (Name of Issuer)



                              Class A Common Stock
                         (Title of Class of Securities)



                                   115637-10-0
                                 (CUSIP Number)



                                 James S. Welch
                           Ogden Newell & Welch, PLLC
                               1700 Citizens Plaza
                            500 West Jefferson Street
                           Louisville, Kentucky 40202
                                 (502) 582-1601
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 January 1, 2001
             (Date of Event Which Requires Filing of this Statement)



        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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                             CUSIP NO. 115637-10-0
===============================================================================
(1)  Names of reporting persons..........................    Dace Brown Stubbs
     S.S. or I.R.S. Identification Nos. of above persons       (###-##-####)
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(2)  Check the appropriate box if a member of a group      (a)
                  (see instructions)                       --------------------
                                                           (b)
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(3)  SEC use only .......................................
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(4)  Source of funds  (see instructions).................           N/A
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(5)  Check if disclosure of legal proceedings is required
     pursuant to Items 2(d)or 2(e)
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(6)  Citizenship or Place of Organization ...............    United States
                                                               of America
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Number of shares beneficially owned by each reporting person with:

     (7)   Sole voting power ............................           1,000
                                                            -------------------
     (8)   Shared voting power...........................       9,444,864
                                                            -------------------
     (9)   Sole dispositive power .......................           1,000
                                                            -------------------
     (10)  Shared dispositive power .....................       9,444,864

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(11) Aggregate amount beneficially owned by each
     reporting person                                           9,445,864
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(12) Check if the aggregate amount Row (11) excludes
     certain shares (see instructions).                            N/A
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(13) Percent of class represented by amount in Row (11)...        32.59%
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(14) Type of reporting person (see instructions) .........          IN
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ITEM 1. SECURITY AND ISSUER.

                            Brown-Forman Corporation
                              Class A Common Stock
                                850 Dixie Highway
                           Louisville, Kentucky 40210

ITEM 2. IDENTITY AND BACKGROUND.

        a)     Name:                         Dace Brown Stubbs

        b)     Principal Business address:   135 Sago Palm Road
                                             Vero Beach, Florida 32963

        c)     Private Investor; Director, Brown-Forman Corporation

        d) Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

        e) Securities Proceedings: No judgments, decrees or final orders enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        N/A

ITEM 4. PURPOSE OF TRANSACTION.

        N/A

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        The amount of shares beneficially owned by the undersigned as of December 31, 2000, is as follows:

                                              Aggregate             Percent
                                                Number              of Class
                                                ------              --------

        (a)    Beneficially Owned             9,445,864              32.59%

        (b)    Sole Voting Power                  1,000
               Shared Voting Power            9,444,864
               Sole Disposition Power             1,000
               Shared Disposition Power       9,444,864

        (c) No transactions in Brown-Forman Corporation Class A Common Stock of the issuer were effected by Dace Brown Stubbs in the sixty days prior to December 31, 2000.

        (d) The undersigned, as a member of the Advisory Committee to certain trusts, with two other Advisory Committee members, shares voting and disposal powers over 9,444,864 shares of Brown-Forman Corporation Class A common stock. Those other advisors are W.L. Lyons Brown, Jr., Hilliard-Lyons Center, 501 Fourth Avenue, Louisville, Kentucky 40202, retired, former Chairman of the Board and Chief Executive Officer of Brown-Forman Corporation, and Owsley Brown Frazier, Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210, retired, former Vice Chairman of Brown-Forman Corporation. Neither Mr. W.L. Lyons Brown, Jr. nor Mr. Owsley Brown Frazier has been convicted of a criminal offense or been found liable in a civil action involving securities laws in the last five years. Both are United States citizens.

        (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 10, 2001

/s/ Dace Brown Stubbs
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Dace Brown Stubbs